

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

David Emery
Chief Executive Officer
Black Hills Power, Inc.
625 Ninth Street
Rapid City, South Dakota 57701

      **Re: Black Hills Power, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 10, 2010
            File No. 1-7978**

Dear Mr. Emery:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    /s/ William H. Thompson

                    William Thompson
                    Accounting Branch Chief